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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Gartner Group, Inc.
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             (Exact name of Registrant as specified in its charter)

              Delaware                                         04-3099750
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     (State of incorporation or                             (I.R.S. Employer
           organization)                                  Identification No.)

     56 Top Gallant Road, Stamford,
              Connecticut                                           06904
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(Address of principal executive offices)                          (Zip Code)

                                                Name of each exchange on
Securities to be registered pursuant to         which each class is to be
Section 12(b) of the Act:                       registered:

COMMON STOCK, CLASS B                           NEW YORK STOCK
$0.0005 PAR VALUE                               EXCHANGE

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Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
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                                (Title of Class)


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Item 1. Description of Registrant's Securities to be Registered

       Subject to approval by the stockholders of all matters submitted to the vote of the stockholders at a Special Meeting of Stockholders to be held on July 16, 1999 (the "Special Meeting"), Gartner Group, Inc. (the "Company") shall have authorized (i) an aggregate of 250,000,000 shares of common stock, consisting of 166,000,000 shares of Common Stock, Class A ("Class A Common Stock") and 84,000,000 shares of Common Stock, Class B ("Class B Common Stock"), and (ii) an aggregate of 5,000,000 shares of preferred stock. The par value of each share of common stock shall be $0.0005 and the par value of each share of preferred stock shall be $0.01.

       The relative rights, powers, preferences, qualifications, limitations and restrictions of the Company's capital stock are as follows:

       Common Stock

       The Class A Common Stock and Class B Common Stock are identical in all respects except as otherwise expressly described below.

       (a) Cash or Property Dividends. Subject to the rights and preferences of the Preferred Stock as set forth in any resolution or resolutions that may be adopted by the Board of Directors providing for the issuance of Preferred Stock, the holders of common stock are entitled to receive dividends out of assets legally available therefor, at such time and in such amounts as the Board of Directors may determine from time to time. Whenever cash dividends are paid on the common stock, the same amount shall be paid for each share of Class A Common Stock and share of Class B Common Stock outstanding.

       (b) Stock Dividends. If any dividend on the outstanding shares of common stock is paid in common stock, then the same ratio of shares shall be paid with respect to each outstanding share of Class A Common Stock and Class B Common Stock. In such event the dividend paid to holders of Class A Common Stock shall be paid only in Class A Common Stock and the dividend paid to holders of Class B Common Stock shall be paid only in Class B Common Stock.

       (c) Stocks Splits, Subdivisions and Combinations. The Company will not subdivide, reclassify or combine stock of either class of common stock without at the same time making a proportionate subdivision, reclassification or combination of the other class.

       (d) Voting. The holders of Class A Common Stock and Class B Common Stock shall vote together as a single class in all matters requiring the vote of holders of common stock of the Company, except only that (i) the holders of each such class shall be entitled to vote as a separate class when required by law to do so under mandatory statutory provisions that may not be excluded or overridden by a provision of the certificate of incorporation of the Company and
(ii) the holders of common stock shall vote in respect of directors as specified below.


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       With respect to the election of directors, the holders of Class A Common
Stock shall vote with the holders of all shares of Preferred Stock having a right to vote in the election of directors. The holders of Class A Common Stock and voting Preferred Stock will be entitled to elect a number of directors that equals 20% of the authorized number of members of the Board of Directors (or, if such 20% is not a whole number, then the nearest lower whole number of directors as is closest to 20% of such membership) (the "Class A Directors"). In the election of Class A Directors, each share of Class A Common Stock shall have one vote and each share of voting Preferred Stock shall have the number of votes specified in the resolution of the Board authorizing such voting Preferred Stock.

       The remaining members of the Board of Directors shall be elected by holders of Class B Common Stock (the "Class B Directors"). In the election of Class B Directors, each share of Class B Common Stock shall have one vote.

       Any Class A Director may be removed only for cause by a vote of majority by the votes represented by the outstanding shares of Class A Common Stock and voting Preferred Stock, voting together as a single class. Any Class B Director may be removed only for cause by a vote of the majority of the outstanding shares of Class B Common Stock.

       Any vacancy in a Class A Director may be filled by the vote of the majority of the remaining Class A Directors, and any vacancy in Class B Directors may be filled by the vote of majority of the remaining Class B Directors.

       All newly created directorships resulting from an increase in the number of directors shall be allocated between Class A Directors and Class B Directors, such that at all times the number of Class A Directors shall be 20% of the authorized number of directors (or, if such 20% is not a whole number, then the nearest lower whole number of directors as is closest to 20% of such membership) and the remaining directors shall be Class B Directors. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

       (e) Merger or Consolidation. Upon any merger or consolidation of the Company, the holders of Class A Common Stock and Class B Common Stock shall be entitled to receive, per share, the identical kind and amount of consideration receivable upon such consolidation or merger, except only that the holders of Class A Common Stock and Class B Common Stock may receive different kinds of shares of stock if the only difference in such shares is the inclusion of voting rights identical to the voting rights with respect to election of directors provided for the Class A Common Stock and Class B Common Stock.

       (f) Liquidation. The holders of Class A Common Stock and Class B Common Stock will participate equally in any liquidation, dissolution or winding up of the Company.

       (g) Special 15% Provision. Subject to receipt of a private letter ruling from the Internal Revenue Service to the effect that the terms of this special provision will not have an adverse tax effect with respect to the distribution of the Company's shares proposed to be effected by IMS


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Health Incorporated (which distribution is subject to stockholder approval at the Special Meeting), and will not have an adverse effect on certain private letter rulings previously issued to IMS Health Incorporated and its predecessors, the Certificate of Incorporation of the Company will include a special voting provision intended to limit the ability of a third party to obtain effective control of the Company by obtaining control only of the outstanding shares of Class B Common Stock. This special provision will state that so long as any person or entity, or group of persons or entities acting in concert, beneficially owns 15% or more of the outstanding shares of Class B Common Stock, then in any election of directors or other exercise of voting rights with respect to the election or removal of directors, such person, entity or group shall only be entitled to vote (or otherwise exercise voting rights with respect to) a number of shares of Class B Common Stock that constitutes a percentage of the total number of shares of Class B Common Stock that are outstanding which is less than or equal to such person, entity or group's Voting Percentage. For these purposes, "Voting Percentage" means the percentage of the then outstanding shares of Class A Common Stock beneficially owned at such time by such person, entity or group.

       Preferred Stock

       The Board of Directors has the authority, without further stockholder approval, to issue the Preferred Stock from time to time in one or more series; to establish the number of shares to be included in any such series; to fix or alter the voting powers and the designation, preferences and relative participating, optional, or other special rights and qualifications, limitations and restrictions of any such series of Preferred Stock; and to increase or decrease the number of shares of any series of Preferred Stock subsequent to the issue of shares of such series (but not below the number of shares of any series then outstanding).

       Classified Board

       The directors shall be divided into three classes, Class I, Class II and Class III. The Class I Directors shall hold office for an initial term expiring at the first annual meeting of stockholders following the Special Meeting, the Class II Directors shall hold office for an initial term expiring at the second annual meeting held after the Special Meeting, and the Class III Directors shall hold office for an initial term expiring at the third annual meeting of stockholders held after the Special Meeting. The directors of each class elected at each subsequent annual meeting of stockholders shall hold office for three year terms. Directors elected by any class or series of stock, including Class A Directors and Class B Directors, shall be divided as evenly as possible among Class I, Class II and Class III.

       Item 2. Exhibits

       A. Proposed Amended and Restated Certificate of Incorporation (assuming approval of all matters submitted for stockholder approval at the Special Meeting).

       B. (1) Bylaws of the Company (incorporated by reference to Exhibit 4.2 of Registration Statement on Form S-8 No. 333-35169 (filed September 8, 1997).


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          (2) Proposed Amendment to the Bylaws of the Company (assuming approval of all matters submitted for stockholder approval at the Special Meeting).

       C. Form of stock certificate for Common Stock, Class B.

                                    SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


       Date: July 2, 1999

                               Gartner Group, Inc.

                               By:   /s/ Michael D. Fleisher
                                     -----------------------
                                     Michael D. Fleisher,
                                     Executive Vice President and Chief
                                     Financial Officer


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